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CUSIP No. 303051106                                                  Page 1 of 1
                                    Exhibit 3

                                                             575 Boylston Street
                                                                       4th Floor
                                                                Boston, MA 02116
                                                                  (617) 224-1751
                                                            (617) 224-1769 (fax)

May 2, 2007

The Board of Directors
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, IL 60563-2371
Attention: Corporate Secretary

Gentlemen:

         For more than a year, we have had formal and informal communication with members of the board with two simple objectives in mind: 1) to encourage the board to take steps to maximize value for all shareholders and 2) to improve elements of the company's governance regime. While the company's hiring of Goldsmith Agio Helms to assist in the evaluation of strategic alternatives is consistent with the former objective, we do not understand why the board has been so reluctant to engage with us regarding the latter objective.

         We recently made a proposal seeking greater shareholder representation on the board. All but one current director has been a member of the board since 2002 meaning that they were placed in this position not by the company's owners but effectively by its creditors. While the incumbent directors have retained their seats since 2002, we see this less as an affirmation of their performance than the systemic obstacles to the nomination of director candidates by shareholders. This incumbent advantage is particularly acute in the case of Factory Card whose bylaws present significant obstacles to shareholders who seek to elect new directors.

         We believe that our proposal would have served to validate the strategic alternatives process and defuse the conflict that has developed between shareholders and the board. Moreover, it would have avoided a future fight for control of the board in the event the company is not sold. If such a contest were to occur, we are certain that the incumbent board would be replaced. We hope the company does get sold so it can avoid going down such a path.


Sincerely,

/s/ David Cohen

David Cohen
Managing Director
Midwood Capital Management LLC


cc  Neal Aizenstein, Sonnenschein Nath & Rosenthal LLP